TRISALUS LIFE SCIENCES, INC.
6272 W. 91st. Ave.
Westminster, Colorado 80031

December 2, 2025

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nick O’Leary

Re:	TriSalus Life Sciences, Inc.
Registration Statement on Form S-3
File No. 333-291509
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TriSalus Life Sciences, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on Thursday, December 4, 2025, or as soon thereafter as possible.
Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Registrant, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.
TRISALUS LIFE SCIENCES, INC.

By: /s/ Mary Szela
Name: Mary Szela
Title: Chief Executive Officer